EXHIBIT 12.1

POGO PRODUCING COMPANY & SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Nine Months
	ended
	September 30,				For the year ended December 31,
	2005		2004		2004		2003		2002		2001		2000

EARNINGS:
Income from continuing operations before taxes, minority interest, and accounting change	$284,661		$325,971		$397,901		$372,606		$116,325		$91,762		$82,717
Add —
Fixed charges	43,093		24,278		32,118		48,687		63,164		67,316		44,812
Less —
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		(4,140)		(9,999)		(9,965)
Capitalized interest	(7,435)		(11,457)		(14,216)		(16,531)		(24,033)		(33,242)		(20,918)

Total earnings	$320,319		$338,792		$415,803		$404,762		$151,316		$115,837		$96,646

FIXED CHARGES:
Interest expense	$40,892		$22,115		$29,333		$46,360		$57,450		$56,259		$34,064
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		4,140		9,999		9,965
Portion of rental expense representing interest	2,201		2,163		2,785		2,327		1,574		1,058		783

Total fixed charges	$43,093		$24,278		$32,118		$48,687		$63,164		$67,316		$44,812

RATIO OF EARNINGS TO FIXED CHARGES	7.4	x	14.0	x	12.9	x	8.3	x	2.4	x	1.7	x	2.2	x

Rent expense

Office space	$2,365		$2,365		$2,859		$2,739		$2,700		$2,520		$1,850
Other equipment	4,239		4,123		5,497		4,241		2,022		654		500

Total rent expense	$6,604		$6,488		$8,356		$6,980		$4,722		$3,174		$2,350
Percent assumed to be interest	33%		33%		33%		33%		33%		33%		33%
	$2,201		$2,163		$2,785		$2,327		$1,574		$1,058		$783